UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68

6812 AH Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

ARCADIS NV
PRESS RELEASE	Utrechtseweg 68
Postbus 33
6800 LE Arnhem
Tel 026 3778 292
Fax 026 4438 381
www.arcadis-global.com

ARCADIS AQUMEN SIGNS FACILITY MANAGEMENT CONTRACT WITH DSM AND SABIC

ARNHEM, THE NETHERLANDS – October 4, 2005 – ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), an international consulting and engineering company, announced today that it has signed a four-year contract with DSM Nederland BV and SABIC BV under which the facility management services for these two companies will be outsourced to ARCADIS AQUMEN, a joint venture between ARCADIS and U.K.-based Mowlem Aqumen. Under the contracts, ARCADIS AQUMEN will annually procure and manage approximately a total of € 40 million worth of services for DSM and SABIC. The contracts are expected to contribute to earnings starting in 2006. Further financial details were not disclosed.

ARCADIS AQUMEN will deliver the facility management services at locations and offices of DSM and SABIC in the south of the Netherlands. Activities include the procurement and management of real estate management and maintenance, catering, cleaning and transportation of personnel.

“With these two new contracts we realize further growth in our facility management activities, fully in line with the company’s strategic goals. In addition, it underlines our strong market position in this field,” said Bernt Bouwmeester, Director of ARCADIS AQUMEN.

ARCADIS AQUMEN offers facility management services and was established in September 2002. The company will first be active in the Dutch market, but is also developing plans to expand to other European markets in the coming years.

ARCADIS is a global network of business professionals providing services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With approximately 10,000 employees and $1 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Mowlem is a leading international provider of construction and support services to public and private sector customers across a comprehensive range of market sectors. Our objective is to build and maintain value for our range of stakeholder groups. Mowlem offers a full range of construction and support services options, from major building and infrastructure projects through to smaller building and civil engineering works; and from Total Facilities Management through to direct delivery of mechanical & electrical, cleaning and security services. We can offer single service delivery or tailor integrated solutions to meet precise customer needs, including the development of project financing packages if required. We provide our clients with the necessary infrastructure, technology, resources and capability to manage their specific property portfolio requirements - both on a strategic and a day-to-day delivery basis. We provide tailored solutions to customers in both the private and public sectors. For further information please see www.mowlem.com.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at jslooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com or www.arcadis-us.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: October 5, 2005	By:	/s/ J.M. van Bergen-van Kruijsbergen
J.M. van Bergen-van Kruijsbergen
Company Secretary